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                              January 21, 2021

       Yongwei Hu
       Chairman and Chief Executive Officer
       Bon Natural Life Ltd
       C601 Gazelle Valley No. 69 Jinye Road
       Xi'an Hi-Tech Zone
       Xi'an China

                                                        Re: Bon Natural Life
Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed January 7,
2021
                                                            File No. 333-251182

       Dear Mr. Hu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 30, 2020 letter.

       Registration Statement on Form F-1 filed January 7, 2021

       Compensation, page 96

   1. Please update your compensation disclosure to reflect compensation paid during the fiscal year ended September
30, 2020. Refer to Item 6.B. of Form 20-F.
       General

   2. Please update the financial statements included in the filing, in accordance with Item 8 of
                                                        Form 20-F.

                                                        You may contact
Christine Torney at 202-551-3652 or Daniel Gordon at 202-551-3486 if
 Yongwei Hu
Bon Natural Life Ltd
January 21, 2021
Page 2

you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                           Sincerely,
FirstName LastNameYongwei Hu
                                                           Division of
Corporation Finance
Comapany NameBon Natural Life Ltd
                                                           Office of Life
Sciences
January 21, 2021 Page 2
cc:       Joe Laxague, Esq.
FirstName LastName